Biochar Life, PBC (the "Company") a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Balance Sheet

As of December 31, 2024

	Total	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Business Adv Relationship - 3998 - 4	138,864.68	323,524.65
Business Adv Relationship - 4007 - 4	100.00	100.00
Business Advantage Sav - 4010 - 4	100.00	100.00
Total Bank Accounts	**139,064.68**	**323,724.65**
Other Current Assets		
12150 Carbon Removal Credits Inventory	0.00	
12151 Farmer payments (Inventory)	268,351.04	
12152 Farmer Surveys (Inventory)	3,658.00	
12153 Local Payroll Taxes & Benefits (Inventory)	15,034.55	
12154 Local Leadership (Inventory)	17,850.21	
12155 Verifiers & Operators (Inventory)	57,555.92	
12157 Transportation (Inventory)	43,222.00	
12158 Materials (Inventory)	2,885.00	
12159 Technology (Inventory)	24,011.46	
12160 Lab Analysis (Inventory)	1,535.00	
12162 Travel and Meetings (Inventory)	4,032.71	
12163 C-sink Farmer Training (Inventory)	1,568.85	
12164 Internal Audits (Inventory)	1,040.00	
12165 Regional Office Expenses (Inventory)	1,754.68	
12165.1 Regional Accounting & Banking (Inventory)	8,787.97	
12168 C-sink Accreditation Fees (Inventory)	26,106.18	
12169 External Audits (Inventory)	11,212.67	
Total 12150 Carbon Removal Credits Inventory	**488,606.24**	
14000 Partner advance payments	10,100.00	10,100.00
Total Other Current Assets	**498,706.24**	**10,100.00**
Total Current Assets	**637,770.92**	**333,824.65**
Fixed Assets		
15000 Furniture and Equipment		
15200 Equipment - Biochar Pyrolyzer - 1		
Original cost	30,350.34	
Total 15200 Equipment - Biochar Pyrolyzer - 1	**30,350.34**	
15201 Equipment - Biochar Biomass Chipper		

	Total	
	As of Dec 31, 2024	As of Dec 31, 2023 (PY)
Original cost	3,913.52	
Total 15201 Equipment - Biochar Biomass Chipper	**3,913.52**	
Total 15000 Furniture and Equipment	**34,263.86**	
Total Fixed Assets	**34,263.86**	**0.00**
Other Assets		
18400 18400 Loans Receivable	10,000.00	10,000.00
18500 Allowance for doubtful accounts	-10,000.00	-10,000.00
Total Other Assets	**0.00**	**0.00**
TOTAL ASSETS	**$672,034.78**	**$333,824.65**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
20000 Accounts Payable	261,972.36	9,666.40
Total Accounts Payable	**261,972.36**	**9,666.40**
Other Current Liabilities		
20200 Customer Advance Payment	17,840.00	0.00
26500 Income Tax Payable	0.00	16,344.00
27104 Corus International GUI Receivables Loan	150,000.00	
27105 Shafer-Schecter Receivables Loan	50,000.00	
Total Other Current Liabilities	**217,840.00**	**16,344.00**
Total Current Liabilities	**479,812.36**	**26,010.40**
Long-Term Liabilities		
27100 Loan from Jim & Lisa Greenberg	66,755.89	76,187.16
27101 Second Loan from Greenbergs	73,074.71	82,319.69
27102 Corus International GUI Revenue Share Loan	257,600.00	287,650.00
27103 Loan Payable Wefunder investors	173,243.00	
Total Long-Term Liabilities	**570,673.60**	**446,156.85**
Total Liabilities	**1,050,485.96**	**472,167.25**
Equity		
30009 Partners Equity - Investment	452.80	452.80
30011 Common Stock	50.00	50.00
32000 Retained Earnings	-108,795.40	-48,406.28
Net Income	-270,158.58	-90,439.12
Total Equity	**-378,451.18**	**-138,342.60**
TOTAL LIABILITIES AND EQUITY	**$672,034.78**	**$333,824.65**

Profit and Loss

January - December 2024

	Total	
	Jan - Dec 2024	Jan - Dec 2023 (PY)
INCOME		
41000 Carbon Removal Credit Sales	468,712.30	810,285.49
41500 Carbon Removal Credit Sales -SPC	82.89	
Total Income	**468,795.19**	**810,285.49**
COST OF GOODS SOLD		
50000 Cost of Goods Sold		
51000 Regional COGS		
51001 Farmer payments	144,303.06	206,779.17
51002 Farmers Survey		7,447.00
51100 Local Payroll Taxes & Benefits	9,047.68	
51101 Local Leadership	12,705.46	32,299.26
51102 Verifiers & Operators	15,081.07	37,718.29
51201 Transportation	50,644.20	34,506.53
51202 Materials	13,019.05	18,851.69
51203 Technology	11,983.36	11,437.30
51204 Chemical analysis	632.74	1,261.17
51205 Local Bonus		1,233.93
51206 Travel and Meetings	3,412.53	6,004.33
51207 C-sink Farmer Training	7,589.84	610.00
51208 Internal Farmer audit	1,029.56	
51220 Regional Office Expenses	6,286.31	1,708.29
51225 Regional Accounting & Banking	2,195.19	
51299 Misc	63.34	338.49
Total 51000 Regional COGS	**277,993.39**	**360,195.45**
52000 Accreditation & Audits		
52102 C-Sink Accreditation Fees	23,607.03	21,880.50
Total 52000 Accreditation & Audits	**23,607.03**	**21,880.50**
Total 50000 Cost of Goods Sold	**301,600.42**	**382,075.95**
Total Cost of Goods Sold	**301,600.42**	**382,075.95**
GROSS PROFIT	**167,194.77**	**428,209.54**
EXPENSES		
60400 Bank Service Charges		171.99
60420 Marketing Expenses	15,330.85	8,431.07
60500 Travel and Meetings	17,094.11	5,657.16
61700 Computer and Internet Expenses	25,740.18	10,917.08
62100 Contract Services		
62130 Fundraising Fees	12,993.22	

	Total	
	Jan - Dec 2024	Jan - Dec 2023 (PY)
62150 Business Registration Fees	314.00	
Total 62100 Contract Services	**13,307.22**	
62110 Accounting & Banking	12,533.04	9,524.00
62115 Bank Charges	7.00	
Total 62110 Accounting & Banking	**12,540.04**	**9,524.00**
62900 Legal & Insurance	1,427.36	1,427.36
62950 Legal Fees		8,973.84
Total 62900 Legal & Insurance	**1,427.36**	**10,401.20**
65000 Research and Development	1,338.80	
69000 Global Management	293,031.18	215,500.00
69100 WHW - Management Services	59,750.00	44,000.00
Total 69000 Global Management	**352,781.18**	**259,500.00**
Total Expenses	**439,559.74**	**304,602.50**
NET OPERATING INCOME	-272,364.97	123,607.04
OTHER EXPENSES		
62600 Income Tax Expenses	-7,842.00	16,344.00
70000 Interest Expense	4,523.11	10,681.84
70001 Deferred tax expense - Federal	1,112.50	5,600.00
70002 Interest Expense - convertible note		137,650.00
70100 WHW - Farmer Training		42,960.00
70500 Awards and Grants distributions		810.32
Total Other Expenses	**-2,206.39**	**214,046.16**
NET OTHER INCOME	2,206.39	-214,046.16
NET INCOME	$ -270,158.58	$ -90,439.12

Statement of Cash Flows

January - December 2024

	Total
OPERATING ACTIVITIES	
Net Income	-270,158.58
Adjustments to reconcile Net Income to Net Cash provided by operations:	
12151 Carbon Removal Credits Inventory:Farmer payments (Inventory)	-268,351.04
12152 Carbon Removal Credits Inventory:Farmer Surveys (Inventory)	-3,658.00
12153 Carbon Removal Credits Inventory:Local Payroll Taxes & Benefits (Inventory)	-15,034.55
12154 Carbon Removal Credits Inventory:Local Leadership (Inventory)	-17,850.21
12155 Carbon Removal Credits Inventory:Verifiers & Operators (Inventory)	-57,555.92
12157 Carbon Removal Credits Inventory:Transportation (Inventory)	-43,222.00
12158 Carbon Removal Credits Inventory:Materials (Inventory)	-2,885.00
12159 Carbon Removal Credits Inventory:Technology (Inventory)	-24,011.46
12160 Carbon Removal Credits Inventory:Lab Analysis (Inventory)	-1,535.00
12162 Carbon Removal Credits Inventory:Travel and Meetings (Inventory)	-4,032.71
12163 Carbon Removal Credits Inventory:C-sink Farmer Training (Inventory)	-1,568.85
12164 Carbon Removal Credits Inventory:Internal Audits (Inventory)	-1,040.00
12165 Carbon Removal Credits Inventory:Regional Office Expenses (Inventory)	-1,754.68
12165.1 Carbon Removal Credits Inventory:Regional Accounting & Banking (Inventory)	-8,787.97
12168 Carbon Removal Credits Inventory:C-sink Accreditation Fees (Inventory)	-26,106.18
12169 Carbon Removal Credits Inventory:External Audits (Inventory)	-11,212.67
20000 Accounts Payable	252,305.96
20200 Customer Advance Payment	17,840.00
26500 Income Tax Payable	-16,344.00
27104 Corus International GUI Receivables Loan	150,000.00
27105 Shafer-Schecter Receivables Loan	50,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-34,804.28**
Net cash provided by operating activities	**-304,962.86**
INVESTING ACTIVITIES	
Furniture and Equipment:Equipment - Biochar Biomass Chipper:Original cost	-3,913.52
Furniture and Equipment:Equipment - Biochar Pyrolyzer - 1:Original cost	-30,350.34

	Total
Net cash provided by investing activities	**-34,263.86**
FINANCING ACTIVITIES	
27100 Loan from Jim & Lisa Greenberg	-9,431.27
27101 Second Loan from Greenbergs	-9,244.98
27102 Corus International GUI Revenue Share Loan	-30,050.00
27103 Loan Payable Wefunder investors	173,243.00
32000 Retained Earnings	30,050.00
Net cash provided by financing activities	**154,566.75**
NET CASH INCREASE FOR PERIOD	-184,659.97
Cash at beginning of period	323,724.65
CASH AT END OF PERIOD	$139,064.68

Biochar Life, PBC
Statement of Changes in Equity

Accounts	2024 Amount ($)	2023 Amount ($)
Beginning Equity	(138,342.60)	(47,903.48)
Partners Equity - Investment	452.80	452.80
Common Stock	50.00	50.00
Retained Earnings	(108,795.40)	(48,406.28)
Net Income (Loss)	(270,158.58)	(90,439.12)
Total Equity	(378,451.18)	(138,342.60)

Biochar Life, PBC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Biochar Life, PBC (the "Company") is a corporation organized on February 4, 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.